December 14, 2018

Costas Saroukos
Chief Financial Officer
Takeda Pharmaceutical Company Limited
1-1, Nihonbashi-Honcho 2 Chome
Chuo-ku, Tokyo 103-8668 Japan

       Re: Takeda Pharmaceutical Company Limited
           Registration Statement on Form 20-F
           Filed on December 6, 2018
           File No. 001-38757

Dear Mr. Saroukos:

       We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Registration Statement on Form 20-F filed on December 6, 2018

Exhibits

1. We refer to Exhibit 2.1 and note that the Amended and Restated Deposit Agreement and the form of American Depositary Share each contain a waiver of jury trial provision.
      Please revise both documents to state clearly that this waiver provision does not apply to claims under the federal securities laws. Alternatively, if the provision could extend to federal securities laws claims, please revise your registration statement to provide clear and prominent disclosure concerning the provision, including: a description of the provision; risks associated with the provision and impacts on shareholders; uncertainty as to enforceability of the provision; and the potential impact that the provision could have on other legal claims.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Costas Saroukos
Takeda Pharmaceutical Company Limited
December 14, 2018
Page 2

        You may contact Sasha Parikh at 202-551-3627 or Kevin Vaughn, Accounting Branch
Chief, at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Joseph McCann at
202-551-6262 with any other questions.



                                                         Sincerely,
FirstName LastNameCostas Saroukos
                                                   Division of Corporation
Finance
Comapany NameTakeda Pharmaceutical Company Limited
                                                   Office of Healthcare &
Insurance
December 14, 2018 Page 2
cc:       Keiji Hatano, Esq.
FirstName LastName